UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

As of December 31, 2018 and 2017

Together with the Auditor and the Supervisory Committee's Reports.

edenor

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY
CONTENTS
Letter from the Chairman
1 |	Relevant data	09
2 |	Managing and supervisory boards	13
3 |	Macroeconomic context	18
4 |	Argentine Electricity Market	21
5 |	Description of our management activities	27
6 |	Fiscal Year Results	63
7 |	Corporate social responsibility	70
8 |	Board of Directors’ Proposal	78

Appendix I – Corporate Governance Report

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

LETTER FROM THE CHAIRMAN

To the Shareholders:

I hereby submit for your consideration the Annual Report, the Financial Statements and other documentation relating to the fiscal year ended December 31, 2018, which the Board of Directors sends for its discussion to the Company’s Annual General Meeting. The referred to documentation reflects the Company’s performance in its twenty-sixth fiscal year.

The year ended last December 31 was, for our Company, a very important year not only because the regulatory and electricity rate situation continued moving along the path to normalization, but also because many of the objectives we had set in terms of the quality of the service and the amount and quality of investments were achieved. However, once again, certain non-compliances on the part of the Federal Government, the Regulatory Authority and the Province of Buenos Aires placed a significant burden on the generation of funds by the Company that we had not anticipated: the lack of recognition of the discounts to customers with Social Tariff for more than 900 million and the non-payment of low-income areas and shantytowns consumption for more than 1 billion. As a result, we were unable to generate surplus funds for our shareholders.

In February 2018, the electricity rates were updated, incorporating the last 18% tranche that had been deferred in 2017, together with the 11.99% inflation adjustment of the second half of 2017 and the 2.51% reduction on account of the efficiency factor. The prior year deferred amounts to be collected in 48 installments were also included. In August, as provided for in the regulatory framework, the electricity rates were updated again by 7.93% deferring until February 2019 the remaining 6.51% to complete the inflation of the first half of 2018.

Although the regulatory framework in effect is currently being complied with, the government’s decision to incorporate increases in the price of electricity of 23% in February and 36% in August -in addition to the increases mentioned in the preceding paragraph-, combined with the deterioration of the general economic situation, with household income falling as a result of the strong devaluation and the increasing inflation, gave rise to a public discussion about the price of the electricity rates. The result of this situation was the approval by Congress of a law to bring the electricity rates back to 2017 values and incorporate certain controls over the investments and electricity rates by Congress.  On May 31, 2018, the Executive Power vetoed this law.

Whilst we understand social concerns about the level of electricity rates, I believe that it is important to highlight that, at the date of this annual report, 82% of edenor‘s customers pay a bill that, on average, and including taxes, is below 800 pesos, an amount much lower than that paid for services with almost the same penetration in households such as cable TV or mobile telephony.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

I think it is import to clarify that the current regulatory framework in effect since 1992 provides that electricity rates must recognize the operating costs of an efficient company, the depreciation and a reasonable profitability over the network’s value. If we compare edenor‘s  revenues of 2015 with those of 2018, we will see that 80% of the additional funds were related to the increase in the cost of energy due to the reduction of subsidies and the payment of taxes, and the remaining 20% to operating costs and investments.

Another issue I would like to point out is that in edenor, aware of the fact that as a public service Company our commitment and priority is the service, we have continued investing in the increase of the capacity and optimization of the network, and in the incorporation of technology that allows for the improvement of both the service and the customer service. This is illustrated by the fact that the totality of the available funds -no dividends have been distributed over the past 18 years- have been invested in the operation of the Company and in making the necessary investments. In 2018, investments totaled ARS 8.5 billion, which is a record level of investments since edenor‘s foundation and an amount higher than that agreed-upon with the Regulatory Authority in more than ARS 1.6 billion.

Although the demand for electricity this year was similar to that of the previous year, which in turn had already decreased 3.3% since 2016, the demand for power continued to increase, and we reached a new record of 5,151 MW in February 2018. This makes it necessary to maintain high levels of investments in the network. With regard to electricity investments, we made investments for more than ARS 8 billion aimed at improving both the electricity network’s capacity and the operation, we complied with the investment plan agreed upon with the ENRE, adding 1,150 MVA as well as other 1,800 MVA currently under construction for the next year.

I would like to point out that this year power cuts could be significantly reduced -both in duration, 18%, and frequency, 23%-; thus, we continued improving the service provided to our customers and showing better results than those required by the authorities in the framework of the tariff structure review process for the 2017-2022 period. We know that we must do even better and are committed to following that path, but we are proud that we achieved 99.74% network availability.

We launched several initiatives to decrease service restoration times, which we expect will help consolidate this path of improvement, among them relocating operating centers, using forecasting tools for maintenance activities, implementing tree pruning programs in HV and MV lines, incorporating more live-line working teams to decrease the need for power cuts to perform maintenance tasks and new works, and the putting into service of more than 1,000 remote control points and nearly 3,000 remote supervision points in our entire network.

Among the objectives we had set for this year, we also made progress in the incorporation of new customers through the installation of “MIDE” (Energy Integrated Meter) meters, which allow those customers with irregular income to adapt their electricity purchases to their income, as well as to improve their consumption administration.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Notwithstanding the above-mentioned, with regard to the reduction of losses we were not as successful as we would have liked. Although we incorporated new customers, as I said in the previous paragraph, the theft of electricity continues to be an immense challenge for the Company that, despite some detected cases of very noticeable fraud and the enormous effort of all the personnel, we have not been able to decrease. Losses increased from 17.1% to 18.2%, driven by a winter season with lower than average temperatures and a noticeable fall in the consumption of large users in 2018.

Another important new development is that, in the framework of the discussions for the approval of the Federal Budget Bill, Law No. 27,467 was enacted, instructing the Federal Executive Power to promote such actions that may be necessary to transfer edenor to the jurisdiction of the City of Buenos Aires and the Province of Buenos Aires, decision agreed-upon between the jurisdictions on February 28, 2019. It is a decision full of implications and complexities that at the date of this annual report have neither been clarified nor resolved. Among them, the integration of existing authorities into a single regulatory entity, the solution to pending mutual claims between the government and the companies, the renewal of the agreements for the financing of low-income areas and shantytowns consumption, the closure of administrative proceedings with the national regulatory authority, the validity of penalties not provided for in the Tariff Structure Review, and others equally complex. We are currently working with the authorities to reach agreements on and find solutions to each issue, some of which have been under discussion and analysis for many years.

As for customers, the Company made progress in the creation of a new customer service model. Large users, such as shops, SMEs, industries, governmental agencies and corporate accounts now have new exclusive channels in both the commercial offices and the call center by means of a special line to give priority attention to them. Furthermore, for residential customers “edenorágil” was created, which is based on a customer experience center with on-site video terminals, self-management kiosks, telephones to communicate quickly and directly with the contact center, as well as tablets to carry out procedures from our edenordigital application.  We also designed a digital tool called “consumption simulator” that enables customers to calculate the estimated amount of their bills based on the use of their appliances. The tool was disseminated through the “The power to save is in your hands” campaign, with nearly 14 million contacts.

Additionally, edenor adapted its processes in order to comply with Law No. 27,351 on Dependent on Power for Reasons of Health, assigning resources and creating special structures to such effect, that make it possible to monitor and provide special attention for these customers.

With respect to the Company’s results, in this fiscal year they are determined in accordance with the regulations applicable to countries with high inflation. This situation makes it difficult to make comparisons with prior years.  If the accounting criteria of 2017 were maintained, the results for the fiscal year would have fallen strongly, from ARS 682 million to a loss of ARS 128 million, mainly explained by an increase in penalties of 420% -or from ARS 520 million to ARS 2.7 billion-, and by the financial losses, resulting mainly from the effect of the devaluation on our dollar-denominated debts, which, as a whole, surpassed the increase in the distribution margin.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

This apparent contradiction between the aforementioned service improvements and the increase in penalties imposed by the Regulatory Entity, is explained by the multiplicity of penalties that did not exist at the time of the Tariff Structure Review and by the changes made in the criteria for updating such penalties. The Regulatory Entity has applied penalties valued in millions of pesos for service-related ordinary situations that do not have a significant impact on the customer. For example, of the total of consumption reading and/or billing actions -54 million per annum- only 1.5% of them were made outside the regular period –more/less three days of the relevant date-, a situation that resulted in the determination of charges for more than ARS 500 million. With regard to the number of customer service posts in commercial offices, we have received penalties for ARS 150 million even though the average time in which we attend to customers is 6 minutes and the regulatory requirement is 30 minutes. In all the cases we have appealed those decisions.

Going back to the results for the fiscal year, and taking into consideration the new accounting requirement of stating all the values in inflation-adjusted currency, that which would have been a loss of ARS 128 million, amounts to a profit of ARS 4.3 billion, which includes a gain of ARS 8.5 billion from the “Result of exposure to the changes in the purchasing power of the currency” (RECPAM, as per its Spanish acronym). This result is 15% lower than that for fiscal year 2017, which in constant currency amounted to ARS 5.1 billion, and much lower than the investments made each year. The operating profit increased by ARS 1.6 billion, and financial losses increased ARS 4 billion generated mainly by both the impact of the devaluation on the dollar-denominated debt and the greater interest accrued due to the increase of interest rates. The income tax expense also increased in ARS 1.4 billion and finally this results in a loss before the result of the exposure to inflation of ARS 2.3 billion, which, incorporating the RECPAM effect of ARS 8.5 billion, results in a net profit of ARS 4.3 billion.

Finally, I would like to recognize each and every one of the nearly 5,000 employees who are part of edenor for the achievements of this year. The electricity service is essential for our customers’ lives, whether they are businesses or families, and I am sure that all of us in edenor share this belief. That is the reason why we devote all our efforts and experience 24 hours a day, 365 days a year to continuing improving.

I am grateful for the support of our directors, supervisory committee members and shareholders in this path, as well as for the support of the nearly 700 suppliers and contractors who accompanied us in this effort to make of the electricity service the factor for social inclusion and economic development our community needs.

Ricardo Torres

Chairman

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

GLOSSARY

ADR	American Depositary Receipt
BCRA	Central Bank of Argentina
BUSHING	Transformer terminals
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
CIF	Cost, Insurance and Freight
CNV	National Securities Commission
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CPD	Company’s Own Distribution Cost
CTLL	Central Térmica Loma de la Lata S.A.
EASA	Electricidad Argentina S.A.
EDELAP S.A.	Empresa Distribuidora La Plata S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EDESUR S.A.	Empresa Distribuidora Sur S.A.
EET	Technical Education School
E FACTOR	Stimulus Factor
ENRE	National Regulatory Authority for the Distribution of Electricity
FNEE	National Fund of Electricity
FOB	Free on Board
GDP	Gross Domestic Product
GPS	Global Positioning System
GW	Gigawatt
GWh	Gigawatt-hour
HV	High voltage
IMF	International Monetary Fund
INDEC	National institute of Statistics and Census
IRAM	Argentine Standardization and Certification Institute
kV	Kilovolt
kW	Kilowatt
LEBACS	Central Bank bills
LNG	Liquid Natural Gas
LV	Low voltage
MEM	Wholesale Electricity Market
MERVAL	Mercado de Valores de Buenos Aires (Buenos Aires Securities Market)
MIDE	Energy Integrated Meter
MINEM	Energy and Mining Ministry
MSCI	Morgan Stanley Capital International
MULCON	Multiple Concentric
MV	Medium voltage
MVA	Megavolt-ampere
MW	Megawatt
MWh	Megawatt-hour
NYSE	New York Stock Exchange

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

ONG	Non-Governmental Organization
PEN	Federal Executive Power
PESA	Pampa Energía S.A.
ROLLOVER	Risk associated with debt maturity mismatches and with the refinancing of debt
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SADI	Argentine Interconnected System
SAIDI	System Average Interruption Duration Index
SAIFI	System Average Interruption Frequency Index
SEC	Securities and Exchange Commission
SEE	Electric Power Secretariat
UNIREN	Public Utility Contract Renegotiation and Analysis Unit
VAD	Distribution Added Value

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

2018
ANNUAL REPORT
& FINANCIAL STATEMENTS

CHAPTER 1

RELEVANT DATA

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

CORPORATE PURPOSE AND CONCESSION AREA

The corporate purpose of the Company is to provide electricity distribution and sale services within the concession area and under the terms of the concession agreement, as well as to invest in other electricity distribution companies and render consulting and advisory services related to its business.

The electricity distribution and sale service is provided on an exclusive basis to all the customers connected to the network within the area comprised of the following:

Region I: City of Buenos Aires, the area encompassing Dock "D", unnamed street, path of the future Autopista Costera (coastline highway), extension of Pueyrredón Ave., Córdoba Ave., Ferrocarril San Martín railway tracks, General San Martín Ave., Zamudio, Tinogasta, General Paz Ave. and Río de La Plata river, and Province of Buenos Aires, the districts of San Martín, Tres de Febrero, San Isidro and Vicente López.

 Region II: Province of Buenos Aires, the districts of Morón, Ituzaingó, Hurlingham, Merlo, Marcos Paz, Las Heras and La Matanza.

 Region III: Province of Buenos Aires, the districts of San Fernando, Tigre, Escobar, Malvinas Argentinas, San Miguel, José C. Paz, Pilar, Moreno and General Rodríguez.

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ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

OUR SHAREHOLDERS

The share capital of edenor is represented by a total of 906,455,100 common, registered, non-endorsable shares, with a par value of ARS 1 each and the right to one vote per share, divided into three classes: the class “A” shares owned by the Controlling Group, the class “B” free float shares held by the market, and the class “C” shares that remain from the Employee Stock Ownership Program (ESOP).

The ownership of the Company’s common shares as of December 31, 2018 is as follows:

Stock performance

edenor is listed on ByMA, being one of the Argentine companies comprising the Merval index with a weighting of 2.13% since January 2019. Furthermore, it has a Level-II ADR program in place, allowed to be listed on the NYSE, with each ADR representing 20 common shares. Moreover, it comprises the MSCI frontier markets index in dollars with a weighting of 0.48% at June 2018.

Additionally, in December 2018, edenor was included in the new Sustainability Index developed by ByMA and the Inter-American Development Bank that seeks to identify and recognize, among those listed on ByMA, the leading companies in Environmental, Social, Sustainable Development and Corporate Governance matters.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

The following chart shows the development of edenor’s share price and volume traded on ByMA over the last five years:

The following chart shows the development of edenor’s ADR price and volume traded on the NYSE over the last five years:

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

2018
ANNUAL REPORT
& FINANCIAL STATEMENTS

edenor
primer
vehículo
eléctrico
edenor
ES TU ENERGÍA

CHAPTER 2

MANAGING AND SUPERVISORY BOARDS

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

BOARD OF DIRECTORS

The business of edenor is managed by the Board of Directors, which, in accordance with the Company’s By-laws, is comprised of twelve directors and up to the same number of alternate directors, who hold office for a term of one year and are eligible for re-election. The holders of Class A common shares will be entitled to elect seven directors and seven alternate directors, whereas the holders of Class B and Class C common shares will be entitled to jointly appoint five directors and five alternate directors.

In turn, the Board of Directors delegates specific functions to an Executive Committee, which, as the Audit Committee, is comprised solely of regular Board members. As for the Audit Committee, it is entirely comprised of directors who qualify as independent.

The Annual General Meeting held on April 26, 2018 appointed the members and alternate members of the Company’s Board of Directors for fiscal year 2018. Furthermore, the Board of Directors at the Board meeting held on May 10, 2018, subsequent to the Annual General Meeting, distributed the positions and approved the continuance of Mr. Ricardo Torres as chairman of the Board.

The Board of Directors’ composition at the date of issuance of this Annual Report is as follows:

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

In 2018, alternate directors appointed by classes B/C Juan Martín Monge Varela, Carlos Andrés Rodríguez Lubary and Santiago Lucas Jonás Aguilar, who had been appointed by the Annual General Meeting held on April 26, 2018, tendered resignations, which were accepted by the Company’s Board of Directors on each occasion.

SENIOR MANAGEMENT

The following table provides information on the Senior Management of the Company:

SUPERVISORY COMMITTEE

edenor has a Supervisory Committee, which is responsible for overseeing the Company’s compliance with the By-laws, the shareholders’ resolutions and the applicable laws. Furthermore, and without prejudice to the function developed by the External Auditor, the Supervisory Committee must submit to the Annual General Meeting a written report on the reasonableness of the information included in the Annual Report and the Financial Statements submitted by the Company’s Board of Directors.

In accordance with the By-laws, the Supervisory Committee is comprised of three members and up to three alternate members elected by the shareholders at an Ordinary Shareholders’ Meeting for a term of one year and the right to reelection. The holders of Class A common shares will be entitled to elect two members and two alternate members. The holders of Class B and Class C common shares will be entitled to jointly appoint one member and one alternate member.

The Annual General Meeting held on April 26, 2018 appointed the members and alternate members of the Supervisory Committee for fiscal year 2018. The composition of the Supervisory Committee at the date of issuance of this Annual Report is as follows:

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

On June 7, 2018, Carlos Manuel Vidal tendered resignation from the office of Member of the Supervisory Committee, for which he had been appointed by the Annual General Meeting held on April 26, 2018. In his place, the Board of Directors’ meeting held on July 11, 2018 appointed Jorge Roberto Pardo.

AUDIT COMMITTEE

Pursuant to Law No. 26,831 on Capital Markets, all listed companies are required to have an Audit Committee comprised of at least three Board members, a majority of whom must be independent, in accordance with the criteria set forth by the CNV.

The members of the Audit Committee are appointed by the Company’s Board of Directors and elected from among Board members who have the highest level of experience in business, financial or accounting matters. In compliance with the SEC’s regulations, an “Audit Committee financial expert” must be appointed from among the members of the Committee.

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Board of Directors and Supervisory Committee members’ fees – Board remuneration policy

The total remuneration for the Board of Directors is fixed annually by the Annual General Meeting. For such purpose, the Board of Directors makes a proposal following the provisions of the Business Organizations Law and the CNV’s regulations. In accordance with the provisions of Law No. 26,831, the aforementioned proposal is previously evaluated by the Audit Committee, which issues an opinion on the reasonableness thereof.

Upon approval of the total remuneration by the Annual General Meeting, the Board of Directors, exercising the authority delegated by the Shareholders’ Meeting, assigns the remuneration of each Director.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Additionally, it is the Shareholders’ Meeting that has the authority to authorize the Board to pay directors and Supervisory Committee members the advanced fees up to a certain amount, subject to the approval of the Annual General Meeting that approves the financial statements for the fiscal year.

As of December 31, 2018, the amount paid as Directors and Supervisory Committee members’ fees totals ARS 33.6 million.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

2018
ANNUAL REPORT
& FINANCIAL STATEMENTS

CHAPTER 3

MACROECONOMIC CONTEXT

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

GENERAL CONTEXT

After the recovery in 2017, the first quarter of 2018 showed, due to a carry-over effect, a trend which was similar to that of the previous year; however, the poor harvest and the lower supply of international creditors willing to finance the Argentine Government, revealed the weaknesses of our country.

In this context, in addition to the external debt assumed by the government and the lack of “genuine” dollars to meet maturities, Argentina became exposed to rollover risk and was obliged to resort to the IMF in order to secure the foreign currency it was unable to obtain from its agricultural exports or from external financing, but the assistance was conditioned upon correcting the profound fiscal, monetary and exchange imbalances of the Argentine economy. This is why on June 20, 2018 an agreement is signed with the IMF, which granted a USD 50 billion standby loan.

The lack of predictability generated by the agreement with the IMF, caused volatility in the exchange market. After the financial crisis of the first half of the year, the wholesale peso exchange rate devalued 54% by the end of June 2018 compared to December 2017. By the end of August, there was a new financial crisis, with the dollar price reaching historical maximum values, approximately ARS 40 per unit. The rise in the rate of exchange and the Government’s decision not to renew the Lebacs that strongly increased the monetary base, caused inflation to increase in 2018.

Faced with this new inflationary context, the BCRA applied a restrictive monetary policy, strongly increasing reference interest rates. The direct impact on the real economy came quickly, generating a significant retraction in the economic activity.

In September 2018 with the latest change in the BCRA, the target of the monetary policy was changed focusing on monetary-aggregates targets, maintaining the monetary base constant until mid-2019. This implies combating inflation directly despite the impact on the level of activity. In this context, the hardest-hit sectors were construction, commerce and manufacturing industry.

ECONoMIC ACTIVIty

In 2018, the economic activity recorded an estimated cumulative fall of 2.6%, as compared to that of the same period of the previous year. Public consumption shrank approximately 3.0%, while exports, net of imports, decreased an estimated 7.5%, compared to the previous year. The contraction reached 13 of the 16 economic sectors, with manufacturing industry (- 14.2%), Wholesale and retail sales and repairs (- 15.7%) and Construction (- 12.7%) sectors being the most affected ones. However, these falls were partially offset by the hikes recorded in the Agriculture, livestock, hunting and forestry (+ 4.7%), Education (+ 1%) and Health and social services (+ 0.4%) categories.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

DEVELOPMENT OF PRICES

With regard to inflation, in 2018, the Cost-of-Living Index published by the INDEC showed a variation of 47.6%. The greatest variations were recorded in the following categories: transport (+66.8%), communications (+55.3%), and basic goods and services (+53.2%). The least affected categories were alcoholic beverages and tobacco (+28.3%), clothing and footwear (+33.1%) and education (+32.1%). As for wages, measured by the Permanent Workers’ Average Taxable Remuneration (Remuneración Imponible Promedio de los Trabajadores Estables - RIPTE) record, they recorded an estimated year-on-year increase of 29% between December 2018 and the same month of the previous year.

FOREIGN TRADE

According to the INDEC, the estimated current account deficit at December 2018 amounted to USD 3.8 billion (which represents 4.7% of the Gross Domestic Product). In 2018, FOB value estimated exports totaled USD 61.6 billion, whereas the CIF value of estimated imports amounted to USD 65.4 billion. During the period in question, exports of primary products suffered an estimated increase of 36.9%, whereas exports of agricultural manufacturing and industrial manufacturing rose approximately by 11.8% and 9.9% respectively. Fuel and energy exports recorded an estimated fall of 13.5%, amounting to USD 4 billion. As for imports, the capital goods category was the only one that experienced a contraction, recording an estimated fall of 38%, those of fuel and lubricants 33.9%, parts and accessories for capital goods 22.9%, consumer goods 33.7%, passenger motor vehicles 62.8%. Imports of intermediate goods were the only ones that increased approximately 0.2%.

FISCAL SITUATION

In 2018, the Non-Financial Public Sector’s tax accounts recorded a cumulative primary and total deficit of 2.5% and 5.3% of GDP, respectively. The total annual variation of tax revenues, measured in pesos, according to the figures published by the Federal Administration of Public Revenues (AFIP), closed December with an increase of 30.7% compared to 2017. Moreover, primary expenditure of the National Treasury in 2018 showed a year-on-year variation of 22.4, as compared to that of 2017.

FINANCIal system

The rate of exchange of the wholesale US dollar at December 31, 2018 was ARS 37.81/USD, accumulating a 101.4% increase as compared to that at the end of 2017 and a year-on-year average variation of 69.6%. The BCRA’s international reserves at the end of the year totaled USD 65.8 billion, which represents an increase of USD 10.7 billion as compared to the level recorded in the previous year. As for the monetary base, it amounted to ARS 1.4 trillion, reflecting at the end of this year an increase of 40.7%, compared to the previous year. Furthermore, the BCRA’s stock of debt on account of bills issued totaled at the end of 2018 the equivalent expressed in dollars of USD 19.4 billion, showing a year-on-year contraction of 69%.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

2018
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& FINANCIAL STATEMENTS

CHAPTER 4

ARGENTINE ELECTRICITY MARKET

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

LEGAL AND REGULATORY FRAMEWORK

In 2018, and continuing with the guidelines defined by the Tariff Structure Review process implemented in the previous year, the ENRE, by means of different Resolutions, approved: (i) the review of cost values (CPD) relating to the July 2017 – December 2017 period, which meant an 11.99% of the CPD, the last tranche of the increase of 18% provided for in ENRE Resolution 63/17 resulting from the RTI, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/17 for the recovery of the deferred revenue relating to the first year of the tariff period in effect, and the electricity rate schedule to be applied to consumption recorded as from February 1, 2018; (ii) the review of cost values (CPD) relating to the first half of 2018, to be applied in two stages, 7.925% as from August 1, 2018, and 6.51% in six monthly and consecutive installments as from February 1, 2019, the system of caps for the social tariff, and the values that the Company shall apply to determine and credit discount amounts onto the power bills of consumers affected by deficiencies in the quality of the technical product and/or the quality of the technical and commercial service as from the first control day of the September 2018 – February 2019 six-month period; (iii) the elimination as from January 1, 2019 of the energy-savings discount for the residential tariff charged to customers framed or not under the social tariff.

Additionally, different procedures and regulations issued throughout 2018 provided for the following:

▪	The regulation of the penalty system for deviations from the investment plan (ENRE Resolution No. 170/18);
▪	The supplementary penalty procedure of technical service quality, which penalizes deviations from quality parameters at feeder level (ENRE Resolution No. 198/18);
▪	The regulation of the Compensation for extraordinary service provision interruptions (ENRE Resolution No. 118/18)
▪	The penalty procedure to be applied for failure to comply with meter-reading and billing time periods (ENRE Resolution No. 91/18).

Finally, at the date of issuance of this Annual Report, the definitive treatment to be given, by the grantor of the concession, to all those unresolved issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects deriving from the partial measures adopted during the transition period, which in 2013 led the Company to bring a legal action for damages, has yet to be determined.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

CONCESSION

The concession was granted for a term of 95 years that may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods, a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the Company’s share capital, currently owned by Pampa Energía S.A., must be offered for sale through a public bidding.

It is worth pointing out that as a consequence of the Renegotiation of the Concession Agreement, in the framework of Law 25,561 on Economic Emergency and Foreign Exchange System Reform, and complementary ones, the National Regulatory Authority for the Distribution of Electricity provided that the first management period set forth in the concession agreement will be regarded as fulfilled with the ending of the five-year rate period that began on January 1, 2017 when the Tariff Structure Review established in the Renegotiation Agreement became effective.

The Company has the exclusive right to distribute and sell electricity within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in a timely manner and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

The Company’s performance is subject to the terms and conditions of its Concession Agreement and the provisions of the regulatory framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Resolutions and Regulatory and Supplementary Regulations issued by the authorities responsible for this matter.

In this context, the Company is responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the Concession Agreement and the regulatory framework, and carrying out the works and investments it deems suitable.

Failure to comply with the established guidelines will result in the application of fines, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the concession agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

In addition to that which has been previously described, by Law No. 27,467, which approved the 2019 Federal Budget, the Executive Power was instructed to promote the necessary actions in order for edenor to become subject to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires as from January 1, 2019, and the creation of a new oversight body.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

In this regard, on February 28, 2019, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into an agreement for the transfer of the public service of electricity distribution, duly awarded under a concession agreement by the Federal Government to edenor, to the jurisdiction of the Province of Buenos Aires and the City of Buenos Aires. It is worth pointing out that the Company has not been a party to such agreement, and, at the date of issuance of this annual report is analyzing the scope and implications thereof.

wholesale ELeCTRICity MArket

The Wholesale Electricity Market is comprised of the agents of the electricity market, such as Distributors, Generators, Transmitters and Large Users.

Additionally, CAMMESA is the body in charge of the dispatch and is responsible for instantly matching supply with demand.

 The main MEM participants are the companies engaged in the generation, transmission and distribution of electricity, and, to a lesser extent, large users and electricity brokers.

✓  Generators

In Argentina, there are more than one hundred generation companies, there are fewer auto-generation companies, and just a few co-generation companies, most of which operate more than one generation plant. As of December 31, 2018, the installed capacity amounted to 38,538 MW, 63% of which derived from thermal generation, 28% from hydraulic generation, 5% from nuclear generation and 4% from non-conventional sources of energy.

✓  Transmitters

Electricity is transmitted from power generation plants to distribution companies through the high voltage electricity transmission system. The majority of the system is owned by Transener S.A., a company indirectly and jointly controlled by Pampa Energía S.A. Regional transmission companies own the remaining portion of the Sub-transmission.

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✓  Distributors

Each distribution company supplies electricity to customers and operates the related distribution network in a specific geographic area pursuant to a concession agreement, which provides, among other things, for the concession area, the quality of service required, the electricity rates to be paid by customers for the distribution service and the obligation to satisfy the demand.

✓  Large users

The MEM classifies Large Users of energy into three categories: Major Large Users (GUMA), Minor Large Users (GUME) and Particular Large Users (GUPA). At present, each of these customer categories purchases its energy demand directly from CAMMESA. Agreements between parties (Generator and Large User) are only limited to the Energy Plus segment with respect to the demand exceeding the base demand, i.e. the amount of energy the customer consumed back in 2005.

By means of Resolution No. 281-E/17, the MINEM laid down the Regulations for the Renewable Energy Term Market, which establish the commercialization and administration charges payable by Large Users who opt for the joint purchase of renewable energy managed by CAMMESA. The Large Users who choose to meet their Renewable Energy consumption quota directly through a Generator, are allowed to enter into a supply contract without having to incur the expenses of the joint purchases system.

Furthermore, over the last years, the Federal Government modified the conditions originally established by means of different Resolutions, thus having nowadays a significant and decisive participation in the functioning of the MEM, due mainly to the need for covering the market’s deficit by means of subsidies to the generation of energy.

In this regard, and due to the imbalance between production costs disbursed and the amount collected from the Agents for their demand through prices that do not cover said costs, the MEM lost its economic self-sustainability. The operating deficit of the MEM’s power and energy compensation funds and accounts has been financed by the Federal Government through loans granted to CAMMESA, a situation that is being gradually rectified by reducing subsidies to the demand.

 Finally, in 2018, Law No. 27,424 on Distributed Generation was regulated. The law provides for the legal and contractual conditions for the generation of renewable energy by the users of the distribution network, for self-consumption, and eventual injection of surplus energy produced into the grid.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

CAMMESA

The operation of the MEM is managed by CAMMESA, the body in charge of the dispatch organized as a corporation (sociedad anónima), in which the Federal Government, through the SEE, owns 20% of its share capital. The remaining 80% is owned, in equal proportions, by the associations that represent MEM participants: Generators, Transmitters, Distributors and Large Users.

CAMMESA is a non-profit corporation that is responsible, since its creation, for the technical operation of the electricity system and the management of MEM transactions in accordance with the electricity regulatory framework and related regulations, which include, among other responsibilities, the following:

▪	determining the technical and economic dispatch of electricity in the national interconnection system (production schedule of all power generation plants of the power system to meet the demand),
▪	planning energy capacity needs and optimizing energy use pursuant to the regulations periodically issued by the SEE,
▪	acting as agent of the various MEM participants,
▪	purchasing from or selling electricity to other countries by performing the respective import/export operations,
▪	managing the availability of the generation system,
▪	supervising the operation of the term market and managing the technical dispatch of electricity in conformity with the agreements entered into in that market;
▪	managing the Supply and Trust Agreements for the new thermal and nuclear power plants, especially for non-conventional sources of energy or those works within the National Hydraulic Works Program.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

2018
ANNUAL REPORT
& FINANCIAL STATEMENTS

CALCULÁ TU CONSUMO ELECTRICO
CONSUMO ESTIMADO
ILUMINACIÓN
REFRIGERACIÓN
CALCULAR

CHAPTER 5

DESCRIPTION OF OUR MANAGEMENT ACTIVITIES

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

In this chapter, we will comment on the main new developments, progress and achievements made throughout 2018 in terms of management.

As an introduction and for the sake of a better understanding of our management activities, we must mention the core values that are inherent to our Company based on which all of our activities are carried out:

BUSINESS MANAGEMENT

DEMAND FOR ELECTRICITY

In 2018, the demand for electricity amounted to 25,906 GWh, which represents a 0.17% decrease as compared to that of 2017, whereas the MEM’s demand amounted to 132,925 GWh, slightly above that of 2017.

The fall in edenor’s demand can be justified by the combination of three effects: temperature, elasticity, the price and the level of the economic activity.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Additionally, in 2018 the maximum value of power reached by the Company amounted to 5,151 MW, 3.3% higher than that of 2017, whereas the highest peak recorded by the MEM was 26,320 MW in February 2018.

Furthermore, according to the data provided by CAMMESA, the MEM’s installed capacity as of December 31, 2018 amounted to 38,538 MW.

The evolution of power is the following:

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

ENERGY SALES

 In 2018, the amount of energy sold amounted to 21,172 GWh, which represents a 1.9% decrease as compared to 2017. The graph below shows the evolution of sales over the last 5 years.

ENERGY COST

In Argentina, most of the electricity generated in 2018, as in previous years, was of thermal origin. The energy consumed during 2018 was supplied by the following sources: fossil fuels (oil, natural gas and coal) 64%, hydroelectric 29%, nuclear 5% and renewable sources (wind and solar photovoltaic) 2%.

There was a reduction in the use of fuel oil and diesel fuel as a primary source, which generated lower production costs as compared to previous years due to the progressive increase in the use of natural gas to supply generation of thermal origin. This last year’s consumption increased 7% as compared to 2017.

Furthermore, the supply of natural gas allocated to the electricity sector was higher than that of 2017. In 2018 there was a significant reduction in LNG import volumes of 21.9%, as a consequence of the increase recorded in the local production of natural gas.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

In 2018, the Company purchased the total amount of energy in the market at an average annual monomic price of ARS 1,167.9/MWh. The evolution of the average purchase price over the last years is shown in the following graph and reflects the reduction in subsidies applied by the federal government, which impacts directly on the value of our electricity rate.

ENERGY LOSSES

The Rolling Annual Rate of total losses 1 for 2018 amounted to 18.2%, which represents an increase compared to the 17.1% of the previous year.

In Regions II and III, new shantytowns continue to appear, along with the growth of the existing ones, for which reason the theft of energy in these areas continues to be the main factor behind the increase in total losses.

In 2018, the plan launched in previous years continued to be implemented, substantially increasing the installation of MIDE energy integrated meters in 92,902, under a plan that already accumulates 142,728 installed meters at the end of fiscal year 2018. The plan is aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers.

Additionally, a new type of network - MULCON - that leverages the MIDE meter’s functionalities increasing invulnerability was designed. Thanks to the good results obtained, it is being applied in neighborhoods with a high level of fraud rates.

1Technical losses: those that are the necessary consequence of electricity transmission and distribution. Non-technical losses: those due to theft, defective installation or metering flaws that prevent the correct metering of customer consumption.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

In the same line of action, 103,729 tariff 1 (small demand) meter inspections were carried out with a 51.64% effectiveness. As for energy recovery, in addition to the normalization of customers with MIDEs, 3,123 clandestine consumers with conventional meters were normalized.

However, the higher level of activity undertaken did not allow us to reach the level of losses set in 2018, a year that was additionally affected by a winter season with lower than average temperatures and a fall in the consumption of large users.

ENERGY RECOVERY

As a consequence of the inspections carried out, and depending on the type of fraud, an analysis of the billing is performed, whose result is sent to Negotiation for billing and collection management purposes.

In 2018, the amount of unbilled consumption of energy recovered by the Company from customers who committed fraud totaled ARS 253.7 million.

ELECTRICITY RATES

SEE Resolution No. 1,091/17 provided for the power reference price, the stabilized price of energy and the stabilized price for transmission for the December 2017–January 2018 and February-April 2018 periods. For both periods, the power reference price was set at approximately ARS 3,157/MW-month and the stabilized price for transmission at ARS 44/MWh for the extra high-voltage system and at a price per distributor for the regional distribution, which in the case of edenor amounted to ARS 1.1/MWh.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

With regard to energy reference prices, they were applied making a distinction between customers with supplies higher than 300 kW of power at ARS 1,395.5/MWh for both periods, at ARS 879.9/MWh for other customers during the December 2017–January 2018 period, and at ARS 1,080.5/MWh for other customers during the February-April 2018 period.

As from February 1, 2018, by ENRE Resolution 33/2018, a new electricity rate schedule was set, which included:

•         incorporation of the last 18% increase provided for as a result of the RTI;

•         incorporation of the proportional amount of the 2017 deferred revenue to be recovered in 48 installments updated by the CPD adjustment of August 2017;

•         application of the 11.99% CPD relating to the second half of 2017;

•         unification of the fixed and variable CPD of residential and social tariff categories;

•         application of the -2.51% E2 factor;

•         ex-post adjustments of the August-October 2017 period;

•         modification in the passthrough of the transmission cost on the basis of energy.

Subsequently, by SEE Resolution No. 44/18, the power reference price, the stabilized price of energy and the stabilized price for transmission for the May 2018–October 2018 period were extended.

However, on July 31, 2018, by SEE Resolution No. 75/18, the Secretariat had to adjust the August 2018-October 2018 quarter seasonal programming, setting the power reference price at ARS 10,000/MW-month and the stabilized price for transmission at ARS 64/MWH for the extra high-voltage system and at a price per distributor for the regional distribution.

With regard to energy reference prices at peak hours, they were set at ARS 2,283/MWh for customers with power supplies higher than 300 kW, and at ARS 1,470/MWh for other consumers during the August 2018-October 2018 period.

Subsequently, as from August 1, 2018 and by ENRE Resolution 208/2018, a new electricity rate schedule was set, which included:

•         application of the previously mentioned new seasonal prices of SEE Resolution No. 75/18;

•         application of 50% of the CPD relating to the January-June 2018 period, as from August 1, and recovery of the remaining 50% in 6 monthly installments as from February 2019;

2Stimulus Factor: combination between the X Factor, which reduces the Distributor’s remuneration seeking to capture the efficiency improvement and/or productivity gain, and the Q Factor (Variable dependent on investments), which increases the Distributor’s remuneration as it seeks the recognition of amortizations and profitability of the investments effectively brought into service.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

•         ex-post adjustments of the November 2017-April 2018 period;

•         modification in cap percentages to be applied to consumers with social tariff;

•         incorporation of adjustment on account of differences in Control Fee (TFC), Tax on financial transactions (ITF) and Health and Safety Fee (TSH).

The Company submitted the information on the calculation of ex-post adjustments on account of cost differences not transferred to tariffs -relating to the May 2018-July 2018 period-, to be applied as from November 1, 2018, in respect of which no response by the ENRE was received.

Finally, on December 27, 2018 SE Resolution No. 366/18 was passed, pursuant to which the energy-savings discount for the T1R (small-demand residential tariff) charged to customers framed or not under the social tariff is no longer in effect.

▪  Position of the electricity rate in the international market:

In spite of the aforementioned increases, edenor’s electricity rate continues to be one of the lowest rates of the region, especially with respect to residential customers.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

COMMERCIAL MANAGEMENT

CUSTOMER SERVICE

edenor applies a customer service model that puts the customer at the center of its action. Thanks to the constant innovation in new trend-setting service experience tools, edenor’s quality parameters remain high, focusing on customer needs and expectations.

In this context, the Customer Service Department was set up in order to consolidate bonds with customers, improve processes, maximize management-related results and strengthen the Company’s positioning among different publics.

In 2018, the new Customer Service Department carried out actions that implied major changes for both internal and customer-related management activities, aimed at promoting excellence through continuous improvement and innovation with an efficient service.

  edenordigital

With the aim of enhancing edenordigital use experience, the web and mobile versions of the application were redesigned. The main tool redesign benefit centered on a streamlined, faster, and more intuitive navigation that adapts to all devices.

 One of the redesign features was the incorporation of a home page with the main data of the selected account. Furthermore, all customers who have an Energy Integrated Meter (MIDE) were given access to edenordigital so that they can manage the recharge of their meters online with a credit card.

Year by year, edenordigital consolidates as edenor’s digital tool for the self-management of procedures and payments. In 2018, the app reached more than one million registered accounts.

  Customer-focused reorganization

Based on each customer segment features, the commercial management was reorganized, and the SME, Household and Customer Service Department (which comprises T1 customers), and the Large Accounts Department (which comprises T2 and T3 customers) were created.

            The Modernization and Customer Experience Department was also created with the aim of analyzing processes, assessing the current management situation, promoting the continuous improvement of customer service channels and improving customer experience in all points of contact.

            And, with the aim of maximizing management through the digital media, the Digital Channels Under-Department was set up, which comprises customer service through the social networks, call center and edenordigital.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY
  edenorágil and exclusive customer service for Large Accounts

Based on the analysis of the integral operation of Commercial Offices, a new customer service model, called “edenorágil” was defined (which was implemented with two pilot tests carried out in San Justo and Moreno Commercial Offices), strongly impacting on both the reduction of service times, and thereby waiting times, and the quality of the contact with customers.

edenorágil has a sector in place that provides customers with prompt service, called experience center, which includes new solutions to remote assistance and self-management, such as the on-site video, self-management kiosks, telephones to communicate quickly and directly with the Contact Center, and tablet-type devices to carry out procedures from our edenordigital app.

In this sector, a new staff role was defined, called “self-management service agent” with capacity to provide quick resolutions to matters related to simple procedures, which helps improve the speed and efficiency of customer service.

The model is supplemented with an active management supervisor in the commercial office and the transfer of the management activity from the back office to a centralized sector, which makes it possible to concentrate efforts on the quality of customer service, and on maximizing efficiency in the resolution of claims and procedures.

After the new customer management organization, in 2018 we began to provide in our commercial offices the exclusive customer service for tariff 2 customers, real estate developers and corporate customers.  With the implementation of this service, this customer segment can carry out procedures and make payments and inquires in any office of the concession area through a personalized service experience. Furthermore, the customer account executive format was made available to multi-tariff, multi-account and corporate customers, as well as national, municipal and provincial governmental bodies.

  Consumption simulator

It is an innovative simulation tool that enables residential customers to calculate the estimated amount of their bills based on the use of their appliances.

The tool’s distinctive feature is that consumers can specify the hours of use of each appliance in order to know which appliances use the most electricity and, thereby, understand the components of their consumption. At the end of the simulation process, the customer can view the estimated monthly consumption and bill amount and know to which tariff category he/she belongs.

Additionally, the tool offers energy savings tips, indicates how many kWh the consumer would have to reduce to be included in the previous tariff category and how much money he/she could save by improving his/her consumption.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

coMmunicaTION AS THE BASIS FOR ACHIEVING PROXIMITY TO THE CUSTOMER

In seeking to improve customer satisfaction and develop practices that get us closer to them and help us establish a good relationship, communication has been a fundamental tool.

In 2018, campaigns were carried out concerning strategic issues that had a huge impact on customers:

▪  “The power to save is in your hands” campaign

An integrated campaign was launched in the print, digital and audiovisual media, whose purpose was to raise customer awareness of the smart use of electricity in order to help them calculate and administer their consumption.

▪  Promotion of edenordigital’s functionalities

The campaign highlighted the tool’s attributes, focusing mainly on the time-saving benefit for customers.

▪  “Consumption” campaign

The campaign sought to educate customers on the smart use of electricity, the electricity rate schedules and their impact on the amount of the bill with the aim of helping them make decisions about their consumption behavior and act accordingly.

▪  Transparent Energy Program

With the purpose of adopting a more active stance against fraud, mitigating the effects of electricity theft and maintaining the safety and quality standards of the public service, the program sought to raise Company awareness of electricity fraud and promote the reporting of electricity theft. This campaign focused on three pillars: “the theft of electricity puts your life at risk, affects the service you pay for, and is a crime punishable by law”.

Campaign communications included email marketing, online ads and offline advertisements in radio and television, development of audiovisual material, publications on social networks, communications on the institutional website and in commercial offices.

Our customer service management in numbers

It is important to point out that in 2018 the Company surpassed three million customers. As of December 31, 2018, the Company has a total of 3,040,000 customers, the evolution of which over the last five years is as follows:

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

All the previously mentioned noteworthy actions and events had an impact on the Company’s customer service channels:

✓26 commercial offices distributed in the entire concession area;

✓Call Center (contact center);

✓Website;

✓edenordigital (virtual office);

✓Chatbot system;

✓Social networks (Twitter and Facebook);

✓SMSs.

In 2018, monthly interactions between our customers and the Company through these channels surpassed one million.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

▪  Contact center

A new omnichannel management platform, which facilitates self-management and provides customers with more information, began to be implemented.

Additionally, the customer service was enhanced by extending telephone service hours from 8 a.m. to 8 p.m. weekdays, and from 9 a.m. to 1 p.m. on Saturdays.

Furthermore, exclusive customer service lines were made available for both procedures and technical claims of tariff 2 and tariff 3 customers. In this manner, these customer segments experience a more agile and direct form of communication with the Company.

▪  Social networks

In 2018, we continued our development in Facebook and Twitter social networks as channels to respond to customer claims and needs and disseminate the Company’s activities. As for LinkedIn, it served as an institutional channel addressed to a professional profile. If we add up the three social networks, in 2018 we surpassed 85 thousand followers.

The initiative to add new communication channels for our customers, the general public and the industry players, falls within the Company’s objectives of achieving proximity to the customer.

In this year our Facebook and Twitter accounts got verified, while we continued to attend to almost all the procedures that may be carried out in a commercial office.

Throughout the year we provided information about commercial issues, works and investments, alternative contact channels, gave advice on the smart use of electricity and recommendations in the event of extreme temperatures, offered guidance on safety in the street and public spaces, issued storm warnings for our concession area, and provided interesting facts about our day-to-day operation.

Moreover, LinkedIn served as a vehicle to encourage job searches and show the internal deployment with the different training programs in place and the ongoing recruitment of new professionals. Furthermore, it made it possible to affirm edenor’s employer branding, with professional searches and as a channel for the dissemination of investments, management-related issues and technical information.

These incorporated new communication channels also allow the Company to align the commercial aspects with the institutional ones, and thereby serve as a means of interaction and a link with companies of the power industry and government bodies.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

We detail below the number of interactions in Facebook and Twitter during 2018:

CUSTOMER satisfacTION STUDIES

Another customer-related aspect that is important to the Company is to become aware of the customers’ opinion and identify their needs, in addition to measure their degree of satisfaction with the service. For such purpose, different surveys were conducted:

▪  of general satisfaction: to measure different-rate customer satisfaction concerning different aspects of the service, assessing technical and commercial attributes;

▪  of transactional satisfaction: focused on the customers’ service experience in our commercial offices;

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

In addition, customer focus groups were conducted to analyze customer needs at the qualitative level, along with other analysis to raise awareness of their impact on consumption.

In 2018, residential customer satisfaction stood at 74.1%, moving up two positions and ranking second compared to other public services, which represents a 2.2% increase as compared to 2017. It is expected that the implemented plans and actions will allow us to maintain this positive trend as compared to the previous year.

            The graph below shows the evolution of the indicator over the last five years:

Other indicators

In addition to customer satisfaction, in customer service channels we always seek to improve those indicators that have an impact on management activities. The most important ones of 2018 that reflect the changes made in customer service are:

•         Claims: more than 95% of the commercial claims are resolved in less than the 15 business days indicated in the regulation.

•         New electricity supplies: in more than 95% of the cases they are connected in less than 5 business days from the completion of the last step in the application for service process.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

•         Payment plans: in order to mitigate the increases in the electricity rate, in 2018, several payment plans were implemented, which made it possible to maintain the collectibility of bills of the customer segment that was experiencing greater payment difficulties.

READING, BILLING AND COLLECTING

With more than 17 million annual readings, this process has a high effectiveness percentage, 98.26 % of the cases are billed in first instance.

This degree of effectiveness impacts directly on the quality of the billing: less than 0.09 % of the readings have given rise to a complaint and only 1 in 11,128 readings has an error that must be corrected in the billing.

Therefore, the subsequent processes of the commercial cycle have a regular flow; bill distribution tasks are more organized, due dates become more predictable and cash flows predictability is improved.

Technological adaptations, such as remote meter readings, the changes made in procedures, and the opening of new contact channels to coordinate meter readings improved notably the number of cases that could not be billed in first instance, avoiding estimated consumption.

In 2018, estimated consumption cases accounted for only 0.46% of total consumption billed.

New technologies applied to our billing and bill delivery processes

We implemented a new app especially designed for cell phones, which is used by 10 % of our bill distribution agents, that provides greater cost efficiency and helps speed up the delivery process thanks to real-time follow-up information and actual registration of the delivery with GPS coordinates. Furthermore, the initiative reaffirms our commitment to the environment, by reducing the use of paper to record the process and digitalizing the information.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Moreover, in 2018, the meter-reading and billing processes of 950 tariff 3 accounts were automated through the installation of communication modems and integration of data collection, storage and processing software with the billing system. This technology makes it possible to digitalize the entire meter-reading and billing cycle, as we move into the realm of remote management within the near future.

DELINQUENT PAYMENTS

In 2018, the delinquent payment level recorded an increase in pesos of 88.9% as compared to 2017, due to the electricity rate increase applied in 2018, which raised the amount of the average balance per customer. In equivalent days of billing, the increase amounted to 2.5% because the annual mobile billing grew proportionately more than the average balance per customer.

Throughout 2018, several actions were performed to control delinquent payments, among which the following can be mentioned:

•         suspension of the electricity supply service to customers with significant outstanding balances;

•         special notices prompting payment;

•         personalized calls to negotiate and prompt payment;

•         sending of e-mails informing about unpaid balances;

•         management and follow-up plans;

•         more flexible payment plans;

•         management of inactive accounts.

The evolution of the delinquent payment balance, measured in average days delinquent, over the last three years is as follows:

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

TECHNICAL MANAGEMENT

edenor’s network

The system through which the Company supplies electricity is comprised of 79 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 17,783 MVA of installed power and 1,527 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system is comprised of 18,024 MV/LV transformers, which represents 8,404 MVA of installed power, 11,054 kilometers of 33 and 13.2 kV medium-voltage lines, and 27,118 kilometers of 380/220 V low-voltage lines.

            The table below shows the most significant data related to the transmission and distribution system for the last years:

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Investments

Investments made in 2018 amounted to ARS 7.6 billion in nominal currency and ARS 8.5 billion in constant currency. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service under safe conditions.

In order to meet the demand, improve the quality of the service and reduce non-technical losses, the majority of the investments were aimed at increasing capacity, installing remote control equipment in the medium-voltage network, connecting new electricity supplies, and installing new prepayment energy meters.

Additionally, the Company continued to make investments aimed at the protection of the environment and the safety in streets and public spaces.

In comparative terms, there has been a significant increase in the level of investments over the last years. The following graph shows this evolution:

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

The main works performed in 2018 were as follow:

 Transmission Structure

The Company’s HV transmission network takes power mainly from the Argentine Interconnected System (SADI) through the Rodríguez and Ezeiza Substations, and the Puerto Nuevo, Nuevo Puerto, Costanera, Matheu, Parque Pilar and Zappalorto local thermal power plants; additionally it exchanges power with other companies at transmission and distribution level.

With the aim of improving the quality of the service and meeting the growth in demand of the last years, significant works were carried out in the High-Voltage network, among which the following are worth mentioning:

▪   Putting into service of the expanded 220/132 kV Ezeiza Substation with a 300 MVA transformer and two new 132 kV cable output fields, and two new 132 kV electrical transmission lines that link this substation with El Pino Substation.

▪   Putting into service of a new 132 kV electrical transmission line that links Casanova and San Justo Substations.

▪   Replacement of a 5 km-long section of a 132 kV three-phase oil-paper cable with a 132 kV XLPE-type dry cable from the electrical transmission lines that link Puerto Nuevo, Melo and Colegiales Substations.

▪   Continuation of expansion works of the 500/220 kV Rodríguez Substation to increase its capacity in 800 MVA. The expanded substation is expected to be put into service this fall.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

▪   Continuation of works of the new 220 kV electrical transmission line that will link Malaver and Edison Substations and of the latter’s expansion through the installation of a 220/132 kV - 300 MVA transformer.

▪   Commencement of works to link José C. Paz Substation with Morón – Matheu Substations’ 132 kV electrical transmission lines.

▪   Commencement of works of two new 132 kV electrical transmission lines that will link Malaver and Munro Substations, replacing a 17 km-long section of a three-phase oil-paper cable.

Subtransmission Structure

Some of the main works performed were:

▪   Completion of the new Aguas and Pantanosa Substations.

▪   Completion of renovation and expansion works of the 132/13.2 kV 3 x 40 MVA Urquiza Substation.

▪   Expansion of the 132/13.2 kV Benavidez Substation, replacing a 40 MVA transformer for another of 80 MVA.

▪   Replacement of transformers in Victoria, Colegiales, El Pino, Malaver and La Matanza Substations.

▪   Continuation of works in the new Jose C. Paz and Aeroclub Substations.

▪   Commencement of works in the new Ara San Juan and Libertad Substations and in the 33/13,2 kV Dique Luján and El Cruce Step-down Centers.

▪   Acquisition of land to build the future Martínez, Garín and Trujui Substations. Additionally, a plot of land to build the future Oro Verde Substation was assigned to the Company by the National office in charge of the development, planning and conservation or routes.

Distribution Structure

Works performed:

▪   Installation of:

o    51 feeders in new and existing Substations.

o   513 new medium / low-voltage transformer centers and 507 power increases, which resulted in a net increase of installed power of 403 MVA.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Network improvement

The improvements made comprised all voltage levels. The most significant ones are detailed below:

▪   High-voltage network: replacement of 132 kV and 220 kV disconnectors. Replacement of 132 and 220 kV line protection switchboards.

▪   Medium-voltage network: replacement of circuit breakers in substations and installation of internal arc protections in switchboards. Putting into service of a new switchboard in Migueletes Substation and continuation of assembly works of a new switchboard in Del Viso Substation. Significant replacement of old technology underground network, change of medium and low-voltage transformers, and change of equipment in transformer centers.

▪   Low-voltage network: replacement of underground and overhead network. Reinforcement of network with product quality problems.

DISTRIBUTION TECHNICAL MANAGEMENT

In 2018, the actions aimed at improving the efficiency of mobile teams continued: restructuring of crews, multifunctional approach, vehicles managed by the mobile team, among others.

edenor’s Diagnosis Center, which operates within the Control Center, was created. Among other functions, the Diagnosis Center is in charge of the follow-up of dependent on power customers.

Among the main Operation and Maintenance-related activities carried out in the year, the following are worth mentioning:

distribuTION

▪  Special Maintenance plans: Change of line poles

✓  4,671 Medium-Voltage line poles, 30% of which were replaced by reinforced concrete columns

✓  87,166 Low-Voltage line poles

▪  Pruning plan in Medium-Voltage network

✓  Pruning of trees around medium-voltage networks was intensified through greater control, consisting in verifying every 4 months that branches do not interfere with the power line.

✓  In the year, 181,314 trees were pruned.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

▪  Inspections in Distribution networks:

✓  5,293 Km of Medium-Voltage networks

✓  16,908 Km of Low-Voltage networks

✓  8,428 inspections of Transfer Centers

✓  1,745 thermographic inspections: Complete census of “Not Measured” equipment installations (Public lighting, traffic lights and cable television equipment, among others).

▪  Critical Medium-Voltage feeders

The 10 most critical feeders of each Operating Zone, 100 in total, were selected and adjusted to minimize failures.

▪  Leveraging Medium-Voltage planned installation procedures

As part of a scheduled outage, a complete examination is made along with the necessary adjustments. Through this procedure, more than 4300 tasks, which include 1337 replacements of medium-voltage line poles, were carried out in the year being reported.

▪  Tasks performed by Distribution mobile teams:

✓  58,623 grouped Low-Voltage interruptions;

✓  256,173 responses to individual Low-Voltage claims;

✓  60,604 installations of New electricity supplies;

✓  286,803 delinquent payment-related electric actions;

✓  210,590 energy recovery-related inspections in T1 customers;

✓  30,899 energy recovery-related inspections in T2 and T3 customers;

✓  214,847 switching operations in Medium-Voltage network during Planned Works;

✓  78,075 switching operations in Medium-Voltage network during Forced Events;

✓  3,583 low-voltage underground splices;

✓  3,928 medium-voltage underground splices.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

▪  Response to power outage reported at night

In order to reduce restoration times, a night crew service that is available from 10 p.m. to 6 a.m. was incorporated, in addition to the usual 24-hour repair crew.

▪  Problem in customer internal installation verification service

System implemented in almost the entire concession area that uses a technological platform to link consumer needs to distributed technicians.

▪  Energy theft

✓  92,902 “MIDE” self-managed meters installed, reaching 142,728 in the entire concession area

✓  164 special control operations in shopping areas, gated communities, and industrial parks at night.

✓  1,714 anti-fraud control operations

▪  New -  MULCON - Multiple Concentric network development

It provides greater invulnerability to energy theft.

With columns arranged every 14 meters, it distributes energy to each domicile with the laying of concentric cables from measurement points, with MIDE self-managed meters, in concentrated form and at height, to each domicile.

TRANSMISSION

The main activities carried out in 2018 were:

▪  Compliance with the Preventive Maintenance Plan of High-Voltage facilities and Substations.

▪  Implementation of six lightweight LLW (Live-line working) teams comprised of two individuals that make it possible to carry out maintenance activities in the MV network without affecting the service.

▪  Generation of technical working groups together with Transener staff, covering the following issues:

✓  Maintenance of insulating oil and power transformers;

✓  HV circuit breakers;

✓  LLW techniques in HV facilities including substations;

✓  Voltage regulators in power transformers;

✓  Maintenance of MV switchgear;

✓  Metering transformers and bushing.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

▪  Replacement of 18 HV surge arresters with new-technology units and of 36 HV metering transformers;

▪  Replacement of bushings in 13 transformers;

▪  Replacement of 6 MV capacitor banks;

REMOTE CONTROL AND REMOTE SUPERVISION

In 2018 progress continued to be made in both the MV network remote control and remote supervision plans, and the updating of remote control equipment in substations. The following achievements were made:

▪  1,042 remote control operating points in the MV distribution network.

▪  2,798 remote supervision operating points.

▪  28 substations with protection against cyber-attacks.

▪  A laboratory was set up to test equipment under IEC61850 standard, state-of-the-art and innovative technology that will help reduce costs, simplify facilities and improve reliability of substation remote control.

▪  Remote control-related works in 17 substations.

▪  Carrying out of a remote control project related to distributed energy.

▪  With the remote control implementation in both substations and the MV distribution network, more than 20 % of switching operations in the year were performed from a distance by remote controls.

RESEARCH AND DEVELOPMENT

The main works and achievements in 2018 were:

▪  The paper “Equipment for the detection of Underground Fraud with energized network” was presented in the 2018 CIDEL Congress, receiving the best paper of the session award.

▪  The paper on “Use of self-managed meters – Accessibility of low-income population to sustainable energy” was pre-selected for the 2019 CIRED international congress on electricity.

▪  The paper “Analysis of the HV metering transformer park in Distribution Companies” was presented in the 2018 CIDEL Congress, receiving the best paper of the session award.

▪  In conjunction with Transener and the National Technological University (Universidad Tecnológica Nacional – UTN) in Pacheco, the Company continued with the development of the partial discharge locator in 132 KV substations. This system allows incipient fault location in High Voltage insulators.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

LOGISTICS AND SERVICE MANAGEMENT

In 2018, based on the Company’s operating needs, the fleet was increased by 9% as compared to 2017, amounting, as of December 31, 2018, to a total of 1,457 units. Additionally, the Company’s first electric vehicle was acquired.

            With regard to real property, in 2018, the property management plan for the next years was drawn up taking into consideration the commercial and operating needs. In this regard, the new Tigre Sector began to be developed with the acquisition of the premises and the commencement of the construction of a new building that will allow us to get even closer to our customers, and the San Justo Sector was completely remodeled with the renovation of more than 3,000 m2 of interior spaces and the generation of new spaces to centralize operations. Additionally, the new design of our commercial offices began to be drawn up, acquiring new locations for the Pilar and City of Buenos Aires offices, which will reflect the customer service model, with greater agility and technology. Furthermore, in relation to the real estate asset acquired by the Company in 2015, due to the seller’s failure to deliver on the date agreed upon in the agreement, in September 2018 the agreement was terminated and the process to collect the surety bond from the Insurance Company, as well as the arbitration process against Ribera Desarrollos S.A. were initiated, as detailed in note 37 to the Financial Statements.

Finally, with regard to our supplies logistics, in 2018 the “Hand-held Mobile Devices” technology was implemented in all the Company’s warehouses. This technology allows for the carrying out of receipt and dispatch operations.  Additionally, a new App, which is used for the self-service of supplies in emergency situations when warehouses are closed, was installed in 900 mobile devices.

QUALITY MANAGEMENT

Service quality

The third six-month period of the RTI’s five-year period (2017-2021), in which the new Sub-Appendix IV to the Concession Agreement provided for by the Tariff Structure Review is applicable, began in March 2018.

In addition to establishing district and commune-based service quality controls, a quality improvement path with increasing requirements is implemented, regarding not only interruption frequency limits and admissible interruption duration but also the cost of non-delivered energy.  Additionally, an automatic penalty mechanism was implemented in order that the discounts on account of deviations from the established limits may be credited to customers within a term of 60 days as from the end of the six-month control period. As for the values of the definitive penalties, the ENRE’s decision concerning the information submitted for each six-month period is required.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

By Resolution 198/2018, the ENRE established supplementary penalties of 300 or 600 kWh per consumer based on the Feeder Six-month Period Path Factor (Factor de Sendero Semestral del Alimentador - FSSA) and the Consumer Six-month Period Path Factor (Factor de Sendero Semestral del Usuario - FSSU) as from the fourth six-month period of the RTI five-year period, which commenced in September 2018. The penalties that may eventually apply will have to be calculated and reported to the ENRE in a term of 120 calendar days as from the end of the six-month control period and deposited in an escrow account.

The interruption frequency and the total interruption duration over the last five years are detailed below:

Product quality

With regard to product quality, the regulations that established a quality path for the RTI five-year period (2017-2021) continue to be in effect, setting voltage deviation limits for MV and LV supplies at a unified value of 8%, 5% exclusively for HV, and the cost of energy delivered in bad conditions at incremental values throughout the path for both voltage levels and disturbances.

The new regulations’ plan, according to which all measurements in points selected by the ENRE and in network disturbances showing deviations for which penalties had been imposed at the beginning of the RTI five-year period, were to be remeasured in a maximum period of two years as from that date, was successfully carried out.

TELECOMMUNICATIONS AND INFORMATION

TECHNOLOGY MANAGEMENT

Taking into consideration the dynamic industry context to which the Company is exposed and the business challenges resulting therefrom, progress continued to be made with the strategic transformation of the Telecommunications and Information Technology function.

This function, in addition to leverage the efficiency of the business’ processes, also seeks to give impetus to the deployment of the Company’s digital vision, which edenor is currently developing, accompanied by Boston Consulting Group (BCG).

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Thus, faced with the challenge posed by the changes associated with the business dynamics, the technological development and the digital transformation process, and being aware of such function’s strategic role, an in-depth review of the area’s operation model was conducted and a multi-year plan, to be implemented as from 2019, was drawn up together with the consulting firm Bain & Company. The focus of the change is on the restructuring of the organization and its main processes; on the incorporation and dissemination of new practices and working methodologies, such as agile methods; on the incorporation and/or development of new digital capabilities/skills in the team; and on moving towards a technological architecture that is mature and flexible enough to address the Company’s current and future challenges.

Digital architecture, innovation and processes

The Company launched the solution architecture function with the aim of designing and implementing models that not only accelerate implementation times of technological solutions but also increase the systems’ availability and sustainability.

In this regard, the Company began to implement the new Red Hat Fuse distributed integration platform, which will make it possible to improve the performance of the business’ key processes, achieve a more flexible and secure integration with external agents, and lay the foundations for responding to the challenge posed to integration by the constant evolution of applications and the increasing frequency with which they are developed.

Additionally, the potentials of blockchain technology began to be explored, identifying various use cases capable of contributing value to the business, with the idea of developing in 2019 those that deliver more value.

Furthermore, the first approaches to incubators and startups were made seeking to establish regular contact with the innovation ecosystem, which will contribute to having a map of solutions potentially integrable to the business.

Moreover, the process transformation function, a key role for building the digital vision, began to be developed. Such function will seek to develop and promote the business process management (BPM) practice in order to optimize business processes and promote their transverse management, using methodologies such as Lean and Six Sigma, among others, and technological tools, such as process mining and robotic process automation (RPA).

With the aim of ensuring the quality requirements of applications, another practice that was extended was that of quality of solutions. Methodologies, processes and tools were incorporated, facilitating the carrying out of tests and detecting failures at an early stage to reduce to a minimum the number of defects in delivered products. In that line of action, software testing tasks and repetitive production tasks were automated, saving more than 20,000 hours of manual work.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Commercial processes

As part of the program launched in 2017, the Company made progress in the development of projects framed under an omnichannel strategy: a single view, multiple contact channels.

Seeking to improve customer experience, the new Avaya omnichannel platform contact center began to be deployed. This technology will allow for the integration of all communication channels with a 360º view of our customer.

At the same time, a thorough technological upgrading of the Oracle CC&B commercial and billing platform was carried out, which contributed to optimizing customer response times, reducing staff manual tasks and improving interaction with external entities. This new platform, which includes a meter data management module, makes the Company ready for addressing the management of smart meters in the near future.

Technical and operating processes

            Seeking to improve the quality of the technical service, some of the business system’s functionalities were extended and optimized, focusing on both the management of interruptions and the life cycle of distribution transformers.

In the same line of action, new points continued to be connected for the remote control of transformer centers. In 2018, more than 600 transformer centers were connected, thus surpassing 1,000 remotely-controlled transformer centers. Therefore, nearly 10% of 2018 switching operations were performed remotely.

Additionally, new functionalities were implemented in the ArcGis geographical information platform, extending the geo-visualization capabilities of the operation. The platform’s potential will continue to be developed with the incorporation of management functionalities.

Support processes

With the focus on improving the efficiency of the Company’s support processes, different market-leading technologies were incorporated.

One of the initiatives consisted in the digitalization of the interaction process with suppliers with the implementation of SAP Ariba, enabling suppliers to register and enter their information themselves. It is expected that other functionalities of this module will be incorporated in order to continue to improve this process.

Additionally, the SAP Warehouse Management implementation was intensified to optimize the traceability of supplies for the better planning of the operational work.

Another outstanding initiative was the implementation of new technological components that promote better interaction and collaboration of the work force. This included not only the installation of self-management devices in the Company’s different operating areas, but also the implementation of an enterprise social network (SAP Jam) that facilitates collaboration at all levels and across all the areas of the organization.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Data management

Data management continued to be strengthened by developing analytical tools and practices with which to obtain important information, with a view to the deployment of information models that allow for self-management and promote the development of analytical skills in business areas.

The implementation of the data map and governance model continued, deepening the understanding of the relationships and the systems where they are located, in addition to their life cycle’s responsibilities.

In this regard, progress was made with the analysis and selection of a master data management (MDM) platform that will enable the setting of responsibilities for the updating of master data and the establishment of quality metrics and criteria, contributing to ensuring the reliability of information.

Additionally, in the analytical field, a use case discovery methodology was employed, which promoted the transversal vision of the business through the data. One of the cases developed was related to the analysis of the impact works have on the quality of the service, seeking to correlate different variables to detect scenario analysis.

Another outstanding use case was the one related to the development of a predictive model, which, based on a combination of predictor data, artificial intelligence and machine learning, makes it possible to increase accuracy as to where the actions to detect energy fraud and losses are directed.

Cybersecurity

Following the guidelines defined in 2017 related to the multi-year cybersecurity plan in critical infrastructures, in 2018 the implementation of cybersecurity-related projects was intensified, achieving a network segmentation design that is aligned with the best market practices (ISA-99).

Additionally, the Company interacted with different companies and civil and governmental institutions related to the electric power market, both national and international, presenting its experiences in addressing these issues and learning from the experience of other Latin-American countries. This encouraged the Company to promote the development of a common cybersecurity regulatory framework for electric power generation, transmission and distribution companies. Such initiative is currently being carried out in conjunction with other companies and institutions of the electricity sector.

Furthermore, with the aim of improving the level of compliance with SOX requirements, we have implemented a new tool that enables us to assign approval management and privileges through pre-designed workflows.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Infrastructure

In order to be prepared for the development of a future smart grid, in 2018 the Company increased both the capacity and the extension of its optical fiber network, reaching a total of nearly 1,300 Km in service. This initiative impacted on the communication of substations, buildings and commercial offices, enhancing the performance of the network as a whole.

With the focus on increasing productivity, advanced monitoring practices began to be developed incorporating in the first stage Splunk and Knoa technologies. By monitoring the infrastructure and the activity of the 1,500 users that carry out works on the street and a significant part of desk users, we seek to increase the availability of applications, optimize performance, and proactively detect eventual failures and improvement opportunities.

With the aim of keeping the processing technologies that support our applications updated and achieving a faster response to changes and better performance, the mission-critical applications on a new private cloud architecture consolidated and the migration of the remaining applications to a public cloud began.

HUMAN RESOURCES MANAGEMENT

Our employees

 The following graph shows the evolution and breakdown of the Company’s staff:

With regard to the incorporation of personnel, in 2018 we continued to recruit talent through the Young Engineers and the Young Technicians programs. In turn, through the Internal Recruitment Program we continued to promote the filling of positions with internal candidates, to support employee development and with the aim of increasing motivation and job satisfaction.

 As for the Young Engineers Program, in 2018, the year in which the program marked its 7th edition, 40 new graduates from the engineering major were incorporated with an induction training to help them know the business more assertively and quickly.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Additionally, through the Young Technicians Program, 228 graduates from the technical schools of the concession area were incorporated as members of the mobile teams to perform tasks in the energy distribution and transmission areas.

With regard to the Internship Program, in 2018, 38 new interns, all of them students of university majors, participated in the program.

Training and Development

In 2018, the Company launched the “Knowledge Management Project”, whose main objectives are to standardize the manner in which works aimed at improving efficiency and productivity are performed, and to deepen the employees’ technical knowledge by incorporating the best available technologies.  In the framework of said project, two pilot activities were designed: “Capacitor Bank” for the Transmission area and “New Supplies connected to the Network” for Distribution. The first activity was addressed to supervisors and mobile teams, while the second, which will take place in 2019, will be addressed to a broader audience. As a result of this experience, the development of the work plan and the continuity of the Project for 2019 were refocused.

With this being the fourth consecutive year, the Leaders Program continued with an audience-oriented, more extensive format to include specialists from different areas and the incorporation of the 360° process for leaders, chiefs, assistant managers, managers and directors to get feedback and draw up personal and team transformation plans. A total of 1,166 people participated giving feedback to 376 participants. The program covered specific topics with feedback sessions for directors and managers and included transformation workshops for the Company’s other leaders.

This new edition was designed in conjunction with three experts in education and the Di Tella University for analysts and served as an introduction to leadership.

With regard to Development, in 2018 the Performance Management Process was extended to include the operational staff, thereby reaching the entire Company.

Another initiative developed in 2018 was the implementation of Professionalizing Practices. The Provincial Administration of Schools (Copret), validated the training program edenor provides to young graduates from technical schools in the framework of its programs for helping young people complete their high school studies through Professionalizing Practices. 41 students participated in edenor’s first program, with very good results. Additionally, it continued to provide training under the traditional modality of professionalizing practices in the areas, to 3 young students, who were grateful for having completed their education.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Furthermore, a workshop on First Employment addressed to students who had been awarded a scholarship by Pampa Foundation was conducted in order to provide them with the necessary tools for their first job interviews. Additionally, meetings were held with the Copret to share the results of the selection processes of young people so that the Government may take initiatives in the educational sphere that will contribute to young people’s entrance into the labor market. edenor participated in different solidarity events and debate sessions with Municipalities of the Buenos Aires urban sprawl.

            In 2018, the total number of training hours of the Company’s own personnel amounted to 97,593.

Labor Relations

The Company’s labor relations with its employees are reflected in the collective bargaining agreements entered into with the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) (production personnel) and the Asociación del Personal Superior de Empresas de Energía (Association of Energy Companies’ Supervisory Personnel) (supervision personnel).

Although the terms of the Collective Bargaining Agreements (CCTs) approved by the competent authorities have expired, the working conditions arising therefrom continue to apply until the signing of a new agreement by virtue of the provisions of Section 12 of Law No. 14,250, pursuant to which a collective bargaining agreement shall remain valid after its expiry if it is not renewed.

Furthermore, the Company has entered into several Memoranda of Understanding with the aforementioned unions with the purpose of improving the productivity, efficiency, and the integral application of multi-functionalism and multi-professionalism in the development of the tasks of personnel posts in order to increase the quality levels of the service provided to customers.

Adding to these aspects are the incorporation and adoption of new technologies and the introduction of changes in organizational structures, work plans and management systems, including the realignment of positions, responsibilities, work shifts and integration of different workplaces, thus allowing for the optimization of the Company’s human resources in the different operation areas.

Collective bargaining negotiations

With regard to wage agreements, the collective bargaining agreements entered into in 2017 continued to be in effect through October 2018. Furthermore, a new collective bargaining agreement, effective from November 2018 until October 2019, was signed.

The terms and conditions of the new wage agreements, effective as from November 2018, are described in Note 5.2.b to the Financial Statements.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

“Integrated” Platform

In 2017, the Company launched the “Integrated” human resources management platform, which continued to be extended with the incorporation of new modules and functionalities during 2018. It is an open and collaborative platform that not only combines and integrates several information systems into one single management space, but also seeks employee self-management and decentralization and empowerment of leaders over the management of their work teams.

Internal communication and Work environment

            In connection with the work environment, our actions were aimed at strengthening the personnel’s sense of belonging and closeness to the different areas and organizational levels, communicating the Company’s significant aspects through the “Communication Meetings” Project. Furthermore, Action Plans were defined and implemented based on the results obtained in the 2017 edition of the Organizational Climate Survey, structured on the basis of different factors that allowed for the gathering of information on the level of commitment, the support provided by the organization, and the effectiveness to achieve business results.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

PROCESSES AND CONTROL

CODE OF ETHICS

Code of Ethics

In the framework of the review of the Company’s Strategic Vision, the Company continues to apply the Code of Ethics approved in 2015 and updated in 2017.

The Code provides a roadmap to how we are expected to conduct ourselves and lays the foundation for delivering the service of excellence we set out to achieve.

In 2018, internal dissemination campaigns addressed to the personnel continued to be made concerning the Values and the ethical lines to report or make inquiries about any eventual violation of the Code. They are dealt with continuously, taking the required actions in each particular case.

The Code of Ethics is available, for dissemination purposes and in order for the employees to adhere thereto, on both the integration, communication and management platform “edenorcerca” and the platform where employee pay stubs are stored.

Internal control system

As of December 31, 2018, the Company’s Management has assessed the effectiveness of the internal control system over financial reporting, using the criteria set forth in the conceptual framework defined by the COSO (2013). Based on its assessment, and taking into consideration the aforementioned framework, Management believes that the Company maintained an effective internal control on the issuance of its financial statements as of December 31, 2018.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

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& FINANCIAL STATEMENTS

edenor
6363

CHAPTER 6

FISCAL YEAR RESULTS

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

In 2018, and as a consequence of the macroeconomic situation described in chapter 3, triennial inflation surpassed 100%; therefore the Company’s financial statements as of December 31, 2018, including prior year figures, were restated to reflect the changes in the general purchasing power of the currency, the Argentine peso, in accordance with the applicable accounting standards and regulations in effect. Accordingly, the values disclosed below are stated at the measuring unit current at the end of the reporting period.

ANALYSIS OF ECONOMIC RESULTS

In fiscal year 2018, the Company posted a profit of ARS 4.3 billion as compared to the ARS 5.1 billion profit recorded in fiscal year 2017. We disclose below the development of the Company’s results:

The operating profit of fiscal year 2018 amounts to ARS 3.9 billion, as compared to the ARS 2.4 billion operating profit recorded in the previous fiscal year, the Company’s Board of Directors is optimistic that the effects caused by the application of the RTI during 2017 will make it possible to gradually restore the Company’s economic and financial position, being confident that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules.

 As a consequence of the electricity rate increases of February and August 2018 (see “Electricity Rates” - Chapter 5), in 2018 revenue from sales amounted to ARS 55.9 billion, which represents a 41% increase as compared to 2017. Furthermore, energy purchases in 2018 increased 53%, as compared to the previous year, to a total amount of ARS 31.9 billion.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

With regard to operating costs, they recorded an increase of approximately 23% as compared to fiscal year 2017, basically as a consequence of the increase of penalties due to: a) the change of the kWh valuation date, which must be the date of the penalizable event; b) the application of the new penalty procedure for failure to comply with meter-reading and billing time periods. This increase was slightly offset by the decrease in real salaries during 2018.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

In 2018, the net financial expense amounted to ARS 6.3 billion, as compared to the ARS 2.3 billion recorded in 2017. This 174% increase in net expense is mainly related to the increase in the exchange difference loss and the interest generated by the commercial debt with CAMMESA.

ANALYSIS OF THE FINANCIAL AND CASH POSITION

Financial Position

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

The variations recorded in the main assets and liabilities accounts as of December 31, 2018, as compared to the previous year, were as follow:

•         Property, plant and equipment: its increase is due mainly to the Company’s Board of Directors’ express decision to prioritize the execution of investment projects over any other disbursements as a way to maintaining the provision of the public service, object of the concession, under safe conditions.

•         Trade payables: its increase is due to the increase of our debts with CAMMESA, mainly as a consequence of the balance owed as of March 31, 2015 exposed to the accrual of interest, and the rate increase applied in February and August 2018.

•         Other receivables: its increase is mainly due to the real estate asset situation described in Note 37 to the Financial Statements.

•         Borrowings: its increase is mainly due to the effect of the increase in the rate of exchange during fiscal year 2018.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

Cash Flows

            In 2018, the level of cash and cash equivalents continued to show a net decrease as compared to fiscal year 2017. The Company generated operating cash flows for ARS 9.6 billion, which were mainly used for the financing of the investment plan for ARS 8.3 billion, the repurchase of the Company’s own shares for ARS 1.1 billion, the payment of debt interest for ARS 652.7 million, and the repurchase of Corporate Notes for ARS 375.5 million.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

COMPARISON OF VALUES IN NOMINAL AND CONSTANT CURRENCY

The Company manages its operation taking into consideration the net results, stated in nominal currency, which differ from the values stated in the financial statements, which, as mentioned at the beginning of this chapter, are stated in constant currency. The comparative values for each account are detailed below:

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

2018
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& FINANCIAL STATEMENTS

CHAPTER 7

CORPORATE SOCIAL RESPONSIBILITY

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY
INDUSTRIAL SAFETY

In November 2018, the annual audit conducted by the IRAM on the management of Industrial Safety was satisfactorily passed, which allowed the Company to maintain the OHSAS 18001 Certification it had obtained in 2005.

With regard to the Safety, Occupational Health and Public Safety management programs, they were updated following the guidelines of the new 2015 ISO 9001 standard.

In order to comply with these guidelines related to Occupational Health and Safety, several activities were performed, resulting in improved accident indicators for the last years.

PUBLIC SAFETY

In this regard, the annual audit conducted by the IRAM on the Public Safety System (PSS) according to ENRE Resolution No. 421/11, was successfully passed, thus maintaining the related Certification. Additionally, the audit conducted by the ENRE on the process of public safety-related claims in accordance with the PSS was successfully passed.

Moreover, and with the same result, the IRAM conducted the external audit on the Emergency Operations Plan (EOP) under ENRE Resolution 905/1999.

An external audit, whose objective was to verify compliance with the legal requirements (Law No. 27,351, passed by the Argentine Congress in 2017; ENRE Resolutions Nos. 544/2017, 26/2018 and 112/2018) concerning Dependent on power customer service, was conducted for the first time by the ENRE. Additionally, joint inspections were carried out in those households where Alternative Sources of Energy (ASE) had been installed. In this case too, the audit was successfully passed.

With regard to third party accidents, 20% of them occurred in facilities that are not under the responsibility of the Company, such as inside houses or in street lighting columns. Furthermore, these accidents must be recorded and reported in accordance with the Regulatory Entity’s requirements.

According to the analysis of the accidents recorded in 2018, 64% of them are the result of vandalism and third party negligence.

Furthermore, the periodic meetings with contractors to discuss public safety-related issues continued to be held. At such meetings, the results of the inspections performed, the goals achieved and deviations found, are presented to the contractors, who are also provided with guidelines for the training to be given to their workers.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

With regard to external communication, the Company continued to be informed about public safety-related issues and recommendations in the event of weather alerts, using for such purpose the social networks, which are also used to report electrical hazards in streets and public spaces.

QUALITY

As a fundamental pillar of the integrated Management System, all the Organization’s processes have been implemented and certified under the ISO 9001:2015 “Quality Management Systems” international standard. It began to be implemented in 1999, in the processes of: meter-reading, billing, collection, supply and logistics, and subsequently, from 2005, was extended to include all the Company’s processes.

The external maintenance audit of the Integrated Management System (IMS), which was conducted in November 2018, was successfully passed. The certifying entity IRAM highlighted as strengths, the implementation of the “Proximity” Program, as an element of improvement focused not only on the external customer, but on the internal customer as well. Furthermore, the development and implementation of proactive actions by the medical service to improve its performance was also highlighted.

Additionally, improvements continued to be made to ensure a correct Quality Management, based on the goals set for the year and included in the Integrated Management System program, all of which were accomplished, such as the implementation of the new Document Manager (GDedenor), and the continuous implementation of the 5 “S” Quality Tool in the organization’s buildings.

Detailed below are the main principles that were included for the first time in the Quality Management System and applied by the Company:

•         Customer-focus

•         Leadership

•         People’s commitment

•         Process approach

•         Improvement

•         Evidence-based decision making

•         Relationship management

With these principles, the Company seeks to promote a culture of Quality among the organization’s people to obtain their commitment and participation.

The objective is to achieve the people’s involvement in the compliance with the Integrated Management System (IMS) Policy that governs the actions of our System and supports the application of our Sustainability and Competitiveness Model.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

At the same time, the Company actively participated in the Argentine Standardization Institute (IRAM); the Argentine Society for Continuous Improvement (SAMECO): in exchange Quality, Continuous Improvement and Environment-related experiences commissions; the Ibero-American Foundation for Quality Management (FUNDIBEQ), the National Quality Award (PNC) and in the Argentine Professional Institute for Quality and Excellence (IPACE).

SUSTAINABILITY REPORT – GLOBAL COMPACT REPORT

The Company continued to adhere to the United Nations Global Compact’s Ten Principles related to Labor, Human Rights, Environment and Anticorruption. In this regard, in October 2018, the Communication on Progress (COP) was completed and downloaded in the United Nations’ website.

The COP is available on “edenorCerca” internal network and the Company’s official website.

ENVIRONMENTAL MANAGEMENT

The Company is certified under ISO 14,001:2015 standard since 1999.

Environmental Impact

In 2018, edenor received the Environmental Clearance Certificate, granted by the Provincial Agency for Sustainable Development of the Province of Buenos Aires, for certain works projects developed in such district.

Additionally, with the guiding principle of contributing to the quality of life of its customers, the Special Authorization Certificates were obtained for each of the Company’s warehouses, ensuring proper management in the handling and final disposal of hazardous waste. Those certificates were granted by the Provincial Agency for Sustainable Development of the Province of Buenos Aires and the National Environment and Sustainable Development Ministry.

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Monitoring Program

In 2018, Level of Noise and Electromagnetic Field measurements were made in 12 substations. Electromagnetic field measurements were also made in 6 overhead lines and 7 high voltage underground cables. The results obtained were positive, extensively complying with the limits required by the regulations for this type of facilities.

COMMUNITY ACTIONS

As it has been the case for many years, the “Solidarity campaigns” program, whose objective is to support the dissemination of the work performed by different health, environment protection, and education-related organizations, continues to be implemented, publishing for such purpose information about the campaigns on the Company’s website, www.edenor.com.

In 2018, the campaigns of the following organizations were published:

▪  Leer Foundation: We cooperated with the dissemination of the 20-20 Reading program, which consists in a digital platform that offers free access to reading.

▪  PH15 Foundation: We supported the dissemination of the activities it performs through the visual arts, especially photography, to encourage new expressive, communication and technical skills in children and young individuals in situations of vulnerability.

EDUCATIONAL PROGRAMS

edenorchicos is the group of activities directed towards students of primary schools located in our concession area carried out by edenor in the framework of its Corporate Social Responsibility (CSR) policy.

In 2018, the following actions were developed:

Connection to the future

Through this initiative we visited primary schools located within our concession area, where we conducted an educational and participatory workshop, aimed at teaching children how electricity functions and promoting its smart and safe use, both at home and in public spaces.

The activity consists of a play, featuring two actors: professor Volt, a scientist expert in electricity, and Light, an enthusiastic student eager to learn about that field. During the performance, a video is played with an amusing character, Little Ampere, who serves as the liaison between the actors and the audience.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

In 2018, we visited 123 schools of Morón, San Miguel, Tigre and Tres de Febrero localities, which made it possible for 44,000 children to see the play.

www.edenorchicos.com.ar

With a children-oriented content, the website www.edenorchicos.com.ar provides didactic information about the history of electricity, how it is generated, its safe use, including games and experiments.

In 2018, more than 49,000 visitors from different Spanish speaking countries visited the site.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

SUSTAINABLE ENERGY

ELECTRIC VEHICLE

In March 2018, edenor became the first company to acquire the first 100% electric vehicle that is sold in Argentina. In an event that took place at the Planetarium of the City of Buenos Aires, the Company’s Customer Service director, Gerardo Tabakman, received the key from the chairman of Renault Argentina, Luis Fernando Peláez Gamboa.

The Renault “Kangoo Z.E.”, which edenor incorporates into its fleet, emits no polluting gases, has a driving range of 270 kilometers and a load capacity of up to 650 kilograms and 4.6 cubic meters. Additionally, it has a high energy efficiency engine and a cable that can be plugged into a 7kW WallBox or into a public charging point that allows full recharge in six hours with a recovery of 35 kilometers in one hour.

With this acquisition, edenor continues with its commitment to implementing clean and healthy energies, by means of a light commercial vehicle that adapts to the daily transit needs while protecting the environment.

DISTRIBUTED GENERATION

In 2018, edenor began to carry out distributed generation pilot tests in Tariff 2 customers. This action follows the first installation of photovoltaic generation in its Rolón building, located in San Isidro district, that makes it possible to inject into the network the electricity generated by means of eight solar panels of 185 W each.

When solar panels are installed by a customer, edenor verifies that both the equipment and the installation meet the requirements of the appropriate technical regulations and then installs a bidirectional meter to take reading of the electricity produced by the solar installation.

The IGD initiative allows the customer to sell edenor the electricity produced at his/her domicile. This operation is structured by means of two electronic meters: a meter programed for single-directional measurement, which records the electricity consumed by the customer (the meter every customer has) and another meter programed for bi-directional measurement, which

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

records both the electricity generated by the customer and the electricity injected into edenor’s network. The generation meter includes a remote meter reading system.

These pilot tests allow edenor to make the controls and gather the information necessary to, in the future, when the law on distributed generation can be applied, continue with the process of network innovation and proximity and efficiency with the customer.

The first customers who participated in this pilot test are a residential customer, a school and 2 commercial customers.

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

2018
ANNUAL REPORT
& FINANCIAL STATEMENTS

CHAPTER 8

BOARD OF DIRECTORS' PROPOSAL

ANNUAL REPORT, FINANCIAL STATEMENTS & INFORMATIVE SUMMARY

APPROVAL OF FINANCIAL STATEMENTS

As required by section 234 of the Business Organizations Law, we hereby inform that the Financial Statements for the year ended December 31, 2018 will be submitted for approval purposes to the next Shareholders’ Meeting.

ALLOCATION OF PROFITS

In compliance with current legal regulations, and given that the fiscal year’s result amounted to a profit of ARS 4.3 billion, subject to the adjustments provided for by CNV General Resolution 777 that will be calculated and reported in accordance with the applicable indexes available prior to the Shareholders’ Meeting, the Company’s Board of Directors unanimously resolves to propose that the Annual General Meeting record a statutory reserve of ARS 214.9 million and assign the remaining balance of ARS 4.1 billion to the retained earnings account.

The Annual General Meeting will discuss and finally decide on the allocation of profits.

ACKNOWLEDGEMENTS

Finally, we would like to thank all our employees, who make of edenor the country’s largest electricity distribution company. To all of them, to our shareholders, advisors, suppliers and, mainly, to our customers, our deepest gratitude for having accompanied us during 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 28, 2019